

March 29, 2012

<u>Via E-mail</u>
Mr. Steven R. Shawley
Principal Financial Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

> RE: **Ingersoll-Rand Public Limited Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 8-K Dated and Filed February 8, 2012**
> **File No. 001-34400**

Dear Mr. Shawley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Index to Consolidated Financial Statements, page F-1</u>

<u>Notes to Consolidated Financial Statements, page F-9</u>

<u>Note 16 - Income Taxes, page F-35</u>

1. We note during 2011 the company identified and corrected certain accounting errors associated with previously reported income tax balances resulting in tax charges of $35 million, of which $30 million was recorded in the third quarter. We also note you indicated herein that you believe the accounting errors are not material to any of your previously issued financial statements. With respect to the aforementioned error corrections, please address the following:

   - quantify the impact of the referenced errors on your tax provision and net income (loss) for each of the quarterly and annual periods during each of your last three fiscal years ended December 31, 2011;

   - tell us the quarterly and annual period when the errors originated and when they were corrected;

   - discuss why and how you concluded the errors were not material on both a <u>quantitative</u> or qualitative basis for each period addressed in your response. In this regard, we noted your <u>net earnings in the 3rd quarter of 2011, the period that included a $30 million related to error corrections, were $93.5 million</u> and

   - provide us with your SAB 99 and SAB 108 analysis supporting your conclusions.

<u>Form 8-K Dated and Filed February 8, 2012</u>

<u>Exhibit 99.1</u>

<u>Form 8-K Dated and Filed February 8, 2012</u>

<u>Exhibit 99.1</u>

2. We note the title on the first page of this News Release reads "Ingersoll Rand Delivers Fourth-Quarter <u>Adjusted</u> EPS from Continuing Operations of $0.76" highlighting only the non-GAAP measure. We also note that on the same page you present other non-GAAP measures in several italicized headings, including <u>adjusted</u> Q4 2011 operating margin, <u>adjusted</u> full-year operating margin and <u>adjusted</u> full-year EPS from continuing operations, but did not disclose any

directly comparable GAAP measurements with greater or equal prominence. Tell us how your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires disclosure of the directly comparable GAAP measure with equal or greater prominence to any non-GAAP disclosures in the filing. Alternatively, please revise your presentation of non-GAAP disclosures in future filings to comply with the guidance at Item 10(e)(1)(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Webb at (202) 551-3603 or Dennis Hult at (202) 551-3618 if you have any questions regarding comments on the financial statements. Please contact Jay Mumford at (202) 551-3637 or Tim Buchmiller at (202) 551-3635 if you have questions on any other comments. You may also contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeffrey Jaramillo
Accounting Branch Chief